UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR
             ------------
         For Period Ended:   December 31, 2001
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                  [   ]  Transition Report on Form 10-K
                  [   ]  Transition Report on Form 20-F
                  [   ]  Transition Report on Form 11-K
                  [   ]  Transition Report on Form 10-Q
                  [   ]  Transition Report on Form N-SAR


Read instruction (on back page) Before Preparing Form.  Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the items to which the notification relates.


PART I - REGISTRANT INFORMATION

                          MONOGRAM PICTURES, INC.
                         ------------------------
                          Full Name of Registrant


                         Definitions Limited, Inc.
                        --------------------------
                         Former Name if Applicable



                        1375 So. Fort Harrison Ave.
                        --------------------------
           Address of Principal Executive Office (Street and Number)

                        Clearwater Florida, 33756
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                         City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because certain information required by new management and by the independent auditors was not made available by the retiring management for the financial statements and audit to be completed to file the report in a timely manner.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            Thomas W. Kearney               (727)           461-3200
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                  (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                            [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            [ ] Yes        [X] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             MONOGRAM PICTURES, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 29, 2002                   By  /s/Thomas W. Kearney
      ------------------                  ------------------------------
                                          Thomas W. Kearney
                                        principal financial and
                                           accounting officer